January 17, 2006

VIA FEDERAL EXPRESS

Craig Slivka

Mail Stop 7010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Ms. Pamela A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	CECO Environmental Corp. (the “Company”)

Form S-3 Filed December 13, 2005

File No. 333-130294

Dear Mr. Slivka and Ms. Long:

Please find a black-lined copy of Amendment No. 1 to the Registration Statement on Form S-3 accompanied by the exhibits listed in Amendment No. 1 as being filed therewith.

This filing is being effected by direct transmission to the Commission’s EDGAR system.

The Company is filing this Amendment No. 1 to reflect certain changes made in response to comments raised by your letter of January 6, 2006 and to reflect certain other editorial revisions. We respectfully request that the Staff review this filing as promptly as possible.

In order to facilitate your review, we have repeated below in italics that Staff’s comments in their entirety and, in each case, followed such comments by the Company’s response.

Ms. Pamela A. Young

January 17, 2006

General

1. Because Green Diamond, an entity owned by your officers and directors, is named as an underwriter, please provide a supplemental response that clarifies whether this is a primary offering by or on your behalf or is solely a resale offering by selling stockholders. If this is a primary offering, include an analysis of your eligibility to use Form S-3. Please refer to General Instruction I.B.1 of Form S-3.

This offering is solely a resale offering by selling shareholders. Please see page 1 and the first paragraph in overview under “The Offering” on page 2.

Selling Stockholders, page 9

2. For each selling stockholder that is not a natural person and not a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Exchange Act, or a registered investment fund under the 1940 Act, you must identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. In this regard, please identify the person or persons having sole or shared voting and investment control over the securities held by Crestview Capital, ICS Trustee Services, Ltd., and Friedman Investment Group, LLC.

The requested information has been included in footnotes 6, 8, 9, and 10 to the selling stockholder chart. See page 10.

3. To the extent that any successor(s) to the named selling stockholders wish to sell under this prospectus, please be advised that you must file a prospectus supplement identifying such successors as selling stockholders. Please revise your disclosure to state that a prospectus supplement will be filed in these circumstances.

The requested disclosure language has been included. See page 8.

4. We note the disclosure in the Overview on page 2 of the prospectus; however, please specify here how each of the selling shareholders acquired the shares they are selling in this offering.

The requested language has been included. See page 8.

Item 17.	Undertakings

5. Please include the entire undertaking required by Item 512(a) of Regulation S-K. Please note that the proviso in Item 512(a) would trigger after effectiveness, at which time, for example, the company might not be Form S-3 eligible.

Ms. Pamela A. Young

January 17, 2006

See also Phone Interp. B.54 from the Manual of Publicity Available Telephone Interpretations (July 1997).

The requested undertaking has been made. See Part II, page 2.

If you have any questions or require and further information, please do not hesitate to call me at (312) 704-2178 or Kathryn Erickson at (312) 704-2179.

Very truly yours,

SUGAR, FRIEDBERG & FELSENTHAL

/s/ Leslie J. Weiss
Leslie J. Weiss

LJW:jm

Attachments

cc:	CECO Environmental Corp.